NEWS RELEASE

INTEROIL ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH
QUARTER AND YEAR ENDING DECEMBER 31, 2008,
AND FIRST NATURAL GAS AND CONDENSATE RESOURCE REPORT

MARCH 30, 2008 – InterOil Corporation (IOC:NYSE Amex) (IOC:POMSoX) announces financial results for the 2008 full year and fourth quarter.  For the 2008 full year, InterOil reported a net loss of $11.8 million ($0.35 per share), a $17.1 million improvement over the prior year loss of $28.9 million ($0.96 per share) despite the turmoil in global capital and commodity markets. EBITDA, (Earnings before Interest, Taxes, Depreciation and Amortization)* for the 2008 year totalled $22.5 million, an improvement over 2007 EBITDA of $5.3 million, on the basis of sales and operating revenues of $915.6 million, a $290.0 million increase (+46.4%) compared to the year ended 2007 and the best result the Company has achieved to date.
The fourth quarter loss of $34.2 million ($0.96 per share) compares to a loss of $2.7 million ($0.09 per share) in the same period a year ago.  EBITDA loss was $28.8 million on the basis of revenues of $218.6 million, compared with a gain of $6.9 million on revenues of $172.8 million in the prior year period.  The fourth quarter results were negatively impacted by the rapid decline in crude oil prices during the quarter which reduced gross margins by approximately $52.3 million.  These losses were partially offset by short and long term hedges which netted a profit of $27.8 million in 2008.  A further $18.0 million of unrealized hedging gains are carried forward on our balance sheet to be realized during 2009.

Business Segment Results

Net profit for the Company’s Midstream Refinery segment showed a significant turnaround from a loss of $8.8 million in 2007 to a profit of $4.7 million in 2008, an improvement of $13.5 million.  This was primarily due to an increase in derivative gains from non-hedge accounted contracts, improved margins resulting from interim revisions to the pricing formula applicable to sales of our refined products in Papua New Guinea as well as improved margins in naphtha and low sulphur waxy residue refined products.  Annual refining EBITDA in 2008 totalled $25.6 million which compares to $18.4 million in the previous year.

✓ InterOil News Release

In the Company’s Midstream Liquefaction segment, a net loss of $7.9 million was incurred as our share of expenses incurred by the PNG LNG Inc. joint venture during the year to progress the Liquefied Natural Gas (LNG) project in Papua New Guinea.
The Downstream segment derived a net loss of $1.2 million compared with a net profit of $4.7 million in 2007.  The decrease was mainly due to a fall in the fourth quarter in the product pricing upon which this segment’s margins are based and a net realizable value write down of $4.3 million on our year end finished products inventory, all ultimately derived from significant declines in crude oil prices during the quarter.  Annual downstream EBITDA in 2008 totalled $5.8 million compared to $12.7 million in the previous year.
During 2008, the Upstream business segment achieved a net profit of $2.1 million compared with a net loss of $19.1 million in 2007.  The improved results benefitted from a gain of $6.5 million on the sale of non-strategic exploration assets, lower 2008 exploration costs in comparison with 2007 when the Elk/Antelope seismic program costs totalling $13.3 million were expensed, and a non-cash accounting gain of $4.7 million following the decisions by two indirect participation interest investors to waive their rights to convert their interests into common shares.

Improved Balance Sheet and Liquidity

During the year, the Company strengthened its financial position with the repayment in May 2008 of its $130.0 million secured credit bridging facility by means of conversion of a $60.0 million portion of the facility into equity and the repayment of the remainder funded by the issuance of $95 million principal amount of 8% convertible debentures maturing in May 2013.  These transactions reduced our Debt-To-Capital Ratio (Long term Debt/(Shareholders’ equity + Long term Debt)), so that it was 36% at December 31, 2008, which was substantially down from 67% at the same time in 2007.

Summary of Debt Facilities
Organization	Facility	Balance outstanding December 31,2008		Maturity date
OPIC secured loan	$62,500,000	$62,500,000		December 2015
Unsecured 8% convertible debentures	$95,000,000	$78,975,000		May 2013
BNP Paribas working capital facility	$190,000,000	$53,386,775	(1)	August 2009
Westpac working capital facility	$30,700,000	$15,405,627		October 2011
BSP working capital facility	$26,800,000	$nil		August 2009
(1)	Excludes letters of credit totalling US$27.6 million

✓ InterOil News Release

As at December 31, 2008, InterOil held cash, cash equivalents and restricted cash of $75.3 million (2007 – $66.2 million), of which $26.3 million (2007 - $22.4 million) was restricted under the BNP Paribas working capital facility utilization requirements.
Our cash inflows from operations for the year were $15.6 million, compared with an outflow of $31.6 million for 2007.  The improved cash flows from operations were mainly due to the reduced working capital requirements for our refinery in the fourth quarter of 2008 due to the significantly decreased price of crude oil.

Subsequent Events

•	March 2, 2009 - The Antelope-1 well flowed gas at a rate equivalent to 382 mmscf per day with 5,000 bbl/day of condensate for a total 68,700 barrels of oil equivalent per day.
•	March 5, 2009 - Petroleum Prospecting Licenses 236, 237 & 238 were extended for a further five year term in respect of what we consider the most prospective half of the original acreage.
•	March 2009, Production Retention License (PRL) application in respect of the Elk and Antelope structure in Petroleum Prospecting License (PPL) 238 being progressed for 101,250 acres.

Third Party Resource Evaluation

An evaluation of the potential resources of gas and condensate for the Elk/Antelope field in Papua New Guinea (see “Description of Our Business” in our Annual Information Form in the year ended December 31, 2008) has been completed by GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, as of December 31, 2008.  The estimates presented are in accordance with the definitions and guidelines in the COGE Handbook and Canadian National Instrument 51-101 and are included in the statement of resources in the company’s Annual Information Form filed on www.sedar.com  on March 27, 2009 along with the Form 51-101F2 and Form 51-101F3.

✓ InterOil News Release

Gross Resource Estimate for Gas and Condensate

	Case
	Low	Best	High
Contingent Gas Resources (Tcf)	2.32	3.43	4.73
Contingent Condensate Resources (MMBbls)	36.7	59.3	87.9
Contingent Resources MMBOE	423.4	631.0	876.2

Resource Estimate for Gas and Condensate – Net to InterOil*

	Case
	Low	Best	High
Contingent Gas Resources (Tcf)	1.3	1.9	2.6
Contingent Condensate Resources (MMBbls)	20.4	33.0	48.9
Contingent Resources MMBOE	235.7	351.3	487.8
*55.67% Participating Interest assumes all IPWI Investors and the PNG Government elect to fully participate after a Production Development License has been granted.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development.  There is no certainty that it will be commercially viable to produce any portion of the resources.  These resource estimates are not classified as reserves primarily due to lack of marketing infrastructure, further project application, facility and reservoir design work.  There is no guarantee that all or any part of the estimated resources will be recovered.  Although a final project has not yet been sanctioned, pre - Front End Engineering and Design (FEED) studies are ongoing for LNG and condensate stripping operations as options for monetization of the gas and condensate.
As of December 31, 2008, the Antelope-1 well had encountered gas at 1,748 meters in a limestone/dolomite reservoir which was flowed to surface.

✓ InterOil News Release

Consolidated Statement of Operations

	December 31,	December 31,	December 31,
	2008 $	2007 $	2006 $

Revenue
Sales and operating revenues	915,578,709	625,526,068	511,087,934
Interest	931,785	2,180,285	3,223,995
Other	3,216,445	2,666,890	3,747,603
	919,726,939	630,373,243	518,059,532

Expenses
Cost of sales and operating expenses	888,623,109	573,609,441	499,494,540
Administrative and general expenses	31,227,627	31,998,655	23,288,330
Derivative (gain)/loss	(24,038,550)	7,271,693	(2,559,712)
Legal and professional fees	11,523,045	6,532,646	3,937,517
Exploration costs, excluding exploration impairment (note 11)	995,532	13,305,437	6,176,866
Exploration impairment (note 11)	107,788	1,242,606	1,647,185
Short term borrowing costs	6,514,060	5,565,828	8,478,540
Long term borrowing costs	17,459,186	17,182,446	11,856,872
Depreciation and amortization	14,142,546	13,024,258	12,352,672
Loss on amendment of indirect participation interest - PNGDV (note 19)	-	-	1,851,421
Gain on LNG shareholder agreement (note 18)	-	(6,553,080)	-
Gain on sale of oil and gas properties (note 11)	(11,235,084)	-	-
Foreign exchange gain	(3,878,150)	(5,078,338)	(4,744,810)
	931,441,109	658,101,592	561,779,421

Loss before income taxes and non-controlling interest	(11,714,170)	(27,728,349)	(43,719,889)

Income taxes (note 12)
Current	(1,564,038)	(2,491,761)	(1,232,487)
Future	1,482,074	1,284,869	(1,110,386)
	(81,964)	(1,206,892)	(2,342,873)

Loss before non-controlling interest	(11,796,134)	(28,935,241)	(46,062,762)

Non-controlling interest (note 20)	(943)	22,333	263,959

Net loss	(11,797,077)	(28,912,908)	(45,798,803)

✓ InterOil News Release

Consolidated Balance Sheet

	As at
	December 31,	December 31,	December 31,
	2008 $	2007 $	2006 $

Assets
Current assets:
Cash and cash equivalents (note 5)	48,970,572	43,861,762	31,681,435
Cash restricted (note 7)	25,994,258	22,002,302	29,301,940
Trade receivables (note 8)	42,887,823	63,145,444	67,542,902
Commodity derivative contracts (note 7)	31,335,050	-	1,759,575
Other assets	167,885	146,992	2,954,946
Inventories (note 9)	83,037,326	82,589,242	67,593,558
Prepaid expenses	4,489,574	5,102,540	880,640
Total current assets	236,882,488	216,848,282	201,714,996
Cash restricted (note 7)	290,782	382,058	3,217,284
Deferred financing costs	-	-	1,716,757
Plant and equipment (note 10)	223,585,559	232,852,222	242,642,077
Oil and gas properties (note 11)	128,013,959	84,865,127	54,524,347
Future income tax benefit (note 12)	3,070,182	2,867,312	1,424,014
Total assets	591,842,970	537,815,001	505,239,475
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	78,147,736	60,427,607	76,095,369
Commodity derivative contracts (note 7)	-	1,960,300	-
Working capital facility (note 15)	68,792,402	66,501,372	36,873,508
Deferred hedge gain (note 7)	-	-	1,385
Deferred liquefaction project liability (note 18)	-	-	6,553,080
Current portion of secured loan (note 18)	9,000,000	136,776,760	13,500,000
Current portion of indirect participation interest - PNGDV (note 19)	540,002	1,080,004	730,534
Total current liabilities	156,480,140	266,746,043	133,753,876
Accrued financing costs (note 18)	-	-	1,087,500
Secured loan (note 18)	52,365,333	61,141,389	184,166,433
8% subordinated debenture liability (note 23)	65,040,067	-	-
Preference share liability (note 22)	-	7,797,312	-
Deferred gain on contributions to LNG project (note 14)	17,497,110	9,096,537	-
Indirect participation interest (note 19)	72,476,668	96,086,369	96,861,259
Indirect participation interest - PNGDV (note 19)	844,490	844,490	1,190,633
Total liabilities	364,703,808	441,712,140	417,059,701
Non-controlling interest (note 20)	5,235	4,292	5,759,206
Shareholders' equity:
Share capital (note 21)	373,904,356	259,324,133	233,889,366
Authorised - unlimited
Issued and outstanding - 35,923,692
(Dec 31, 2007 - 31,026,356)
(Dec 31, 2006 - 29,871,180)
Preference shares (note 22)	-	6,842,688	-
(Authorised - 1,035,554, issued and outstanding - nil)
8% subordinated debentures (note 23)	10,837,394	-	-
Contributed surplus (note 24)	15,621,767	10,337,548	4,377,426
Warrants (note 25)	2,119,034	2,119,034	2,137,852
Accumulated Other Comprehensive Income	27,698,306	6,025,019	1,492,869
Conversion options (note 19)	17,140,000	19,840,000	20,000,000
Accumulated deficit	(220,186,930)	(208,389,853)	(179,476,945)
Total shareholders' equity	227,133,927	96,098,569	82,420,568
Total liabilities and shareholders' equity	591,842,970	537,815,001	505,239,475

✓ InterOil News Release

Consolidated Statement of Cash Flows

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$ (restated) *	$
Cash flows provided by (used in):

Operating activities
Net loss	(11,797,077)	(28,912,908)	(45,798,803)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	943	(22,333)	(263,959)
Depreciation and amortization	14,142,546	13,024,258	12,352,672
Future income tax asset	(202,870)	(1,600,985)	1,333,108
Fair value adjustment on IPL PNG Ltd. acquisition	-	(367,935)	-
(Gain)/loss on sale of plant and equipment	(16,250)	269,321	263,945
Gain on sale of exploration assets	(11,235,084)	-	-
Impairment of plant and equipment	-	960,000	755,857
Amortization of discount on debt	-	-	28,891
Amortization of discount on debentures liability	1,915,910	-	-
Amortization of deferred financing costs	260,400	421,691	219,033
(Gain)/loss on unsettled hedge contracts	851,500	(47,314)	(71,875)
(Gain)/loss on derivative contracts	(17,034,350)	3,765,800	(1,220,500)
Stock compensation expense	5,741,086	6,062,962	1,976,072
Inventory revaluation	8,379,587	-	-
Non-cash interest on secured loan facility	2,189,907	6,143,660	2,926,025
Non-cash interest settlement on preference shares	372,950	-	-
Non-cash interest settlement on debentures	2,620,628	-	-
Oil and gas properties expensed	1,103,320	14,548,043	7,824,051
Loss on amendment of indirect participation interest - PNGDV	-	-	1,851,421
Gain on LNG shareholder agreement	-	(6,553,080)	-
Preference share transaction costs	-	390,000	-
Gain on buy back of minority interest	-	(394,290)	-
(Gain)/loss on proportionate consolidation of LNG project	(811,765)	2,375,278	-
Unrealized foreign exchange gain	(3,728,721)	(5,078,338)	(4,744,810)
Change in operating working capital
Decrease/(increase) in trade receivables	18,684,422	6,661,838	(6,663,218)
Increase in unrealised hedge gains	900,000	-	-
Decrease/(increase) in other assets and prepaid expenses	592,073	(2,698,546)	4,051
Decrease/(increase) in inventories	(3,189,859)	(6,033,038)	2,642,493
(Decrease)/Increase in accounts payable, accrued liabilities and income tax payable	5,846,860	(34,533,991)	28,773,008
Net cash from/(used in) operating activities	15,586,156	(31,619,907)	2,187,462

Investing activities
Expenditure on oil and gas properties	(63,890,512)	(69,090,092)	(47,990,758)
Proceeds from IPI cash calls	18,323,365	21,782,988	-
Expenditure on plant and equipment	(5,172,133)	(7,289,319)	(13,585,792)
Proceeds received on sale of assets	312,500	65,072	3,770,080
Proceeds received on sale of exploration assets	6,500,000	-	-
Acquisition of subsidiary (note 16)	-	(3,326,631)	(25,820,515)
Proceeds from insurance claim	-	7,000,000	-
(Increase)/decrease in restricted cash held as security on borrowings	(3,900,680)	10,134,864	(15,856,955)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	436,775	6,353,247	2,412,621
Net cash (used in)/from investing activities	(47,390,685)	(34,369,871)	(97,071,319)

Financing activities
Repayments of secured loan	(9,000,000)	(4,500,000)	(4,500,000)
(Repayments of)/proceeds from bridging facility, net of transaction costs	(70,000,000)	-	125,293,488
Financing fees related to bridging facility	-	(100,000)	-
Proceeds from PNG LNG cash call	9,447,250	9,450,308	-
Payments for deferred financing fees	-	(362,500)	-
Repayments of unsecured borrowings	-	-	(21,453,132)
Proceeds from Clarion Finanz for Elk option agreement	5,500,000	5,922,712	-
Proceeds from Petromin for Elk participation agreement	4,000,000	-	-
Proceeds from/(repayments of) working capital facility	2,291,030	29,627,864	(33,850,814)
Proceeds from/(payments for) issue of common shares/conversion of debt, net of transaction costs	(104,975)	23,816,100	1,473,943
Proceeds from issue of debentures, net of transaction costs	94,780,034	-	-
Proceeds from preference shares, net of transaction costs	-	14,250,000	-
Proceeds from conversion of warrants	-	65,621	-
Net cash from/(used in) financing activities	36,913,339	78,170,105	66,963,485

Increase/(decrease) in cash and cash equivalents	5,108,810	12,180,327	(27,920,372)
Cash and cash equivalents, beginning of period	43,861,762	31,681,435	59,601,807
Cash and cash equivalents, end of period (note 5)	48,970,572	43,861,762	31,681,435

✓ InterOil News Release

NON-GAAP EBITDA Reconciliation

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

	2008				2007
Quarters ended ($ thousands)	Dec-31	Sep-30 (restated)	Jun-30 (restated)	Mar-31 (restated)	Dec-31 (restated)	Sep-30 (restated)	Jun-30 (restated)	Mar-31 (restated)
Upstream	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)
Midstream – Refining	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336
Midstream – Liquefaction	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)
Downstream	(7,244)	610	7,893	4,529	3,627	3,301	2,760	3,028
Corporate and Consolidated	(2,639)	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)
Earnings before interest, taxes, depreciation and amortization	(28,843)	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102
Subtract:
Upstream	(1,345)	(1,137)	(841)	(704)	(474)	(177)	(178)	(206)
Midstream – Refining	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)	(2,091)
Midstream – Liquefaction	(65)	(63)	(60)	(53)	(53)	(53)	-	-
Downstream	(2,232)	(885)	(715)	(1,005)	(1,145)	(3,320)	66	(39)
Corporate and Consolidated	546	152	(1,050)	(667)	624	6,483	(2,590)	(2,146)
Interest expense (1) (2)	(5,867)	(4,046)	(4,929)	(5,190)	(5,445)	(5,222)	(4,858)	(4,482)
Upstream	0	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	(44)	69	12	(17)
Midstream – Liquefaction	(12)	(25)	(49)	(24)	(13)	-	-	-
Downstream	4,297	82	(3,213)	(752)	(1,112)	261	(32)	(483)
Corporate and Consolidated	(159)	(24)	(124)	(81)	(12)	214	(15)	(13)
Income taxes and non-controlling interest	4,126	33	(3,386)	(857)	(1,181)	544	(35)	(513)
Upstream	(175)	(134)	(135)	(154)	(134)	299	(338)	(309)
Midstream – Refining	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)
Midstream – Liquefaction	(19)	(19)	(16)	(15)	(15)	-	-	-
Downstream	(722)	(693)	(582)	(573)	(700)	(497)	(552)	(456)
Corporate and Consolidated	14	15	17	18	21	20	20	21
Depreciation and amortisation	(3,644)	(3,573)	(3,439)	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)
Upstream	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,009)	(4,524)
Midstream – Refining	(19,490)	12,660	11,345	202	2,990	(12,199)	(1,117)	1,511
Midstream – Liquefaction	(2,596)	(1,677)	(1,910)	(1,728)	(878)	(4,157)	(444)	(322)
Downstream	(5,900)	(886)	3,383	2,198	670	(254)	2,242	2,050
Corporate and Consolidated	(2,238)	171	(6,405)	(1,075)	(1,761)	3,612	2,374	(4,069)
Net profit (loss) per segment	(34,227)	9,229	15,601	(2,396)	(2,715)	(17,891)	(2,954)	(5,354)

(1)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2)
During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results.  The prior year comparatives have been reclassified to conform to the current classification.

✓ InterOil News Release

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE Amex in US dollars.

All dollar amounts are stated in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the estimates of resources. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

✓ InterOil News Release

We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to contingent resources under Canadian National Instrument 51-101, whether stated or not.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions at oil and gas prices in effect at the time of the estimate, without future escalation. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

*EBITDA is a non-GAAP disclosure

✓ InterOil News Release